EXHIBIT "B"

                            CERTIFICATE OF AMENDMENT
                                       OF
                            ARTICLES OF INCORPORATION
                                       OF
                             RCM TECHNOLOGIES, INC.


     RESOLVED that Article TENTH of the Articles of Incorporation of this Corporation be and it is hereby amended to add the following:

           "TENTH: Except as otherwise provided in the express terms of any series of the Preferred Stock the shareholders will have the power to adopt, amend or repeal the Bylaws of the Corporation but subject to the procedures applicable to amendment of the Articles, including any provision of law that requires as a condition of such action the consent of the Board of Directors.

           The Board of Directors shall in its discretion have the additional power to adopt, amend and repeal the Bylaws at any time and from time to time in a manner that is consistent with these Articles."